Exhibit 99.1

PNI Digital Media Inc.

Unaudited Condensed Consolidated Interim Financial Statements
For the three and six month periods ended March 31, 2014

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of PNI Digital Media Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PNI Digital Media Inc.
Condensed Consolidated Interim Balance Sheet
Prepared by Management
(expressed in Canadian dollars)

	(Unaudited)
Assets	March 31, 2014	September 30, 2013

Current assets
Cash and cash equivalents	$7,592,901	$2,425,106
Accounts receivable	3,692,318	3,829,654
Prepaid expenses and other current assets	1,134,990	411,728

	12,420,209	6,666,488

Property and equipment (note 7)	5,331,583	4,482,948
Deferred income tax asset	2,139,068	2,214,519
Intangible assets	1,104,175	1,254,931
Other long-term assets	108,215	132,346
	$21,103,250	$14,751,232

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$9,119,025	$3,037,371
Revolving demand facility and overdraft (note 15)	-	1,401,070
Current portion of deferred revenue	283,845	308,990
Current portion of finance obligations (note 14, note 15)	526,133	341,659
Deferred rent	53,873	22,953
Purchase Consideration	27,215	343,279

	10,010,091	5,455,322

Deferred revenue	131,101	273,241
Finance obligations (note 14, note 15)	707,215	576,104
Deferred rent – Long term	770,422	275,632
Deferred income tax liability	281,107	332,354
	$11,899,936	$6,912,653

Shareholders’ Equity (note 8)

Share capital	$73,442,311	$66,881,748
Contributed surplus	19,687,106	19,410,066
Accumulated deficit	(85,329,892)	(78,802,351)
Accumulated other comprehensive loss	1,403,789	349,116

	9,203,314	7,838,579

	$21,103,250	$14,751,232

Subsequent events (note 17)

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald “	Director

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months ended		Six Months ended

	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

Revenue (note 10)	$5,167,404	$4,033,516	$13,317,995	$10,589,498
Cost of sales	2,453,966	2,310,049	5,531,904	5,233,252
Gross Margin	2,713,438	1,723,467	7,786,091	5,356,246

Expenses
Software development	2,696,477	2,197,413	5,052,534	4,712,587
General and administration	1,034,032	1,009,972	1,980,529	1,983,666
Sales and marketing	363,042	324,492	669,838	658,843
Legal Settlement	5,774,886	-	5,774,886	-

	9,868,437	3,531,877	13,477,787	7,355,096

Income (Loss) from operations	(7,154,999)	(1,808,410)	(5,691,696)	(1,998,850)

Foreign exchange loss	(191,138)	389,949	(754,898)	259,602
Finance income and other costs	(28,353)	1,058	(38,475)	2,813
Finance costs	(21,313)	-	(42,472)	-

	(240,804)	391,007	(835,845)	262,415

Income (Loss) before income tax	(7,395,803)	(1,417,403)	(6,527,541)	(1,736,435)

Deferred income tax recovery	-	-	-	-
Income tax recovery (expense)	-	-	-	-

Loss for the period	(7,395,803)	(1,417,403)	(6,527,541)	(1,736,435)

Other comprehensive (loss) gain:

Items subsequently classified to Statement of
Comprehensive loss

Translation of foreign operations	350,748	(544,458)	1,054,673	(362,195)

Total comprehensive income (loss) for the period	$(7,045,055)	$(1,961,861)	$(5,472,868)	$(2,098,630)

Loss per share
Basic	$(0.17)	$(0.04)	$(0.16)	$(0.05)
Fully diluted	$(0.17)	$(0.04)	$(0.15)	$(0.05)

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Changes in Equity
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Share Capital
					Accumulated
	Number of				other	Total
	Common		Contributed	Accumulated	comprehensive	Shareholders’
	Shares	Amount	surplus	deficit	loss	equity

Balance September 30, 2013	34,299,471	$ 66,881,748	$19,410,066	$(78,802,351)	$349,116	$7,838,579
Issuance of shares on vesting of RSUs and PSUs	26,682	41,357	(41,357)			-
Shares issued for cash	7,119,650	7,475,633				7,475,633
Share issuance costs		(956,427)				(956,427)
Broker compensation options			251,138			251,138
Stock-based compensation			67,259			67,259
Net loss for the period				(6,527,541)		(6,527,541)
Other comprehensive loss					1,054,673	1,054,673
Balance March 31, 2014	41,445,803	$ 73,442,311	$19,687,106	$(85,329,892)	$1,403,789	$9,203,314

	Share Capital
					Accumulated
	Number of				other	Total
	Common		Contributed	Accumulated	comprehensive	Shareholders’
	Shares	Amount	surplus	deficit	loss	equity

Balance September 30, 2012	34,257,922	$ 66,817,352	$19,334,098	$(71,135,021)	$(197,217)	$14,819,212
Issuance of shares on vesting of RSUs and PSUs	41,549	64,396	(64,396)			-
Stock-based compensation			38,038			38,038
Net loss for the period				(1,736,435)		(1,736,435)
Other comprehensive gain					(362,195)	(362,195)
Balance March 31, 2013	34,299,471	$ 66,881,748 $	19,307,740	$(72,871,456)	$(559,412)	$12,758,620

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statement of Cash Flow
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three months ended		Six Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Cash flows from operating activities
Net loss for the period	$(7,395,803)	$(1,417,403)	$(6,527,541)	$(1,736,435)
Items not affecting cash
Amortization of property and equipment	395,389	431,641	746,136	813,484
Amortization of intangible assets	154,700	18,704	280,688	36,246
Stock-based compensation expense	32,297	1,587	67,259	38,038
Unrealized foreign exchange loss(gain)	303,914	(368,297)	865,617	(227,750)
Loss on disposal of property and equipment	-	-	-	480

Movement in deferred rent and other	(326,509)	-	(116,460)	-

	(6,836,012)	(1,333,768)	(4,684,301)	(1,075,937)

Net change in non-cash working capital Items (note 16)	8,672,963	975,530	5,003,847	(4,918)
	1,836,951	(358,238)	319,546	(1,080,855)
Cash flows from investing activities
Purchase of property and equipment	174,339	(32,751)	(326,508)	(229,624)
Purchase of intangible assets	(32,326)	(64,607)	(33,399)	(96,026)
Proceeds on disposal of property and equipment	-	-	-	1,914
	142,013	(97,358)	(359,907)	(323,736)
Cash flows from financing activities
Issue of common shares	-	-	7,475,633	-
Cash cost of share issuance	(171,754)	-	(705,288)	-
Repayment of line of credit and lease facility	-	-	(1,170,000)	-
Repayment of finance lease obligations	(158,378)	-	(232,369)	-

	(330,132)	-	5,367,976	-

Effect of changes in foreign exchange rates on cash and cash equivalents	(13,474)	(49,319)	71,250	(49,592)

Increase (Decrease) in cash and cash equivalents during the period	1,635,358	(504,915)	5,398,865	(1,454,183)

Cash and cash equivalents - beginning of period (note 16 b)	5,957,543	3,662,556	2,194,036	4,611,824

Cash and cash equivalents - end of period	$7,592,901	$3,157,641	$7,592,901	$3,157,641

Equipment acquired under finance leases	188,110	-	577,627	-

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1. Nature of operations

PNI Digital Media Inc. is incorporated under the laws of the Province of British Columbia, Canada and is listed on the Toronto Stock Exchange (“TSX”) under the symbol PN and the OTC Bulletin Board under the symbol PNDMF. The address of the Company’s registered office is Suite 100, 425 Carrall Street, Vancouver, B.C. Canada, V6B 6E3.

PNI Digital Media Inc. and its subsidiaries (together “the Company”) provide retailers transaction processing and order routing services through the operation of the PNI Digital Media Platform. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photo prints, gifting products such as photo books and photo calendars, business cards and stationery. The Company’s online platform electronically connects the retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2. Basis of preparation and compliance

These condensed consolidated interim financial statements for the three and six months ended March 31, 2014 have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended September 30, 2013 which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements were approved for issue by the Board of Directors on May 14, 2014.

3. Summary of significant accounting policies

The condensed consolidated interim financial statements have been prepared under the historical cost convention except for the contingent consideration that is recorded at fair value through the profit and loss account.

The accounting policies adopted are consistent with those of the previous financial year except taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income or loss and the adoption of IFRS 10, 11, 12 and 13.

a) IFRS 10, Consolidated Financial Statements, replaces those parts of IAS 27, Consolidated and Separate Financial Statements, that address when and how an investor should prepare consolidated financial statements and replaces SIC-12, Consolidation –

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Special Purpose Entities, in its entirety. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. The application of IFRS 10 has not had a significant impact on our consolidated financial statements.

b) IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non – Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. IFRS 11 will become effective for fiscal years starting on or after January 1, 2013. The application of IFRS 11 has not had a significant impact on our consolidated financial statements.

c) IFRS 12, Disclosure of Involvement with Other Entities, combines and enhances the disclosure requirements for the Company’s subsidiaries, including any joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated interim financial statements. IFRS 12 will become effective for fiscal years starting on or after January 1, 2013. The application of IFRS 12 has not had a significant impact on our consolidated financial statements.

d) IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The application of IFRS 13 has not had a significant impact on our consolidated financial statements.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

4. Significant accounting estimate and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended September 30, 2013.

5. Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31. Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

6. Cost of sales and operating expenses

Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

		For the three months ended March 31, 2014
	Per statement of	Amortization of	Amortization of	Share-based	Excluding amortization
	operations	property and	intangible assets	compensation	and share-based
		equipment			compensation
Cost of sales	$2,453,966	325,568	154,490	486	$1,973,422
Operating expenses
Software development	2,696,477	60,776	150	8,408	2,627,143
General and administration	1,034,032	5,249	60	20,635	1,008,088
Sales and marketing	363,042	3,796	-	2,768	356,478
Legal Settlement	5,774,886				5,774,886
Total operating expenses	$9,868,437	69,821	210	31,811	$9,766,595
	$12,322,403	395,389	154,700	32,297	$11,740,017

		For the three months ended March 31, 2013
	Per statement of	Amortization of	Amortization of	Share-based	Excluding amortization
	operations	property and	intangible	compensation	and share-based
		equipment	assets		compensation
Cost of sales	$2,310,049	368,330	18,472	905	$1,922,342
Operating expenses
Software development	2,197,413	52,380	232	(8,095)	2,152,896
General and administration	1,009,972	6,547	-	6,595	996,830
Sales and marketing	324,492	4,384	-	2,182	317,926
Total operating expenses	$3,531,877	63,311	232	682	$3,467,652
	$5,841,926	431,641	18,704	1,587	$5,389,994

		For the six months ended March 31, 2014
	Per statement	Amortization	Amortization	Share-based	Excluding amortization
	of operations	of property	of intangible	compensation	and share-based
		and	assets		compensation
		equipment
Cost of sales	$5,531,904	618,654	280,282	2,597	$4,630,371
Operating expenses
Software development	5,052,534	110,402	290	13,356	4,928,486
General and administration	1,980,529	9,669	116	48,202	1,922,542
Sales and marketing	669,838	7,411	-	3,104	659,323
Legal Settlement	5,774,886				$5,774,886
Total operating expenses	$13,477,787	127,482	406	64,662	$13,285,237
	$19,009,691	746,136	280,688	67,259	$17,915,608

		For the six months ended March 31, 2013
	Per statement	Amortization of	Amortization	Loss on	Share-based	Excluding
	of operations	property and	of intangible	disposal of	compensation	amortization
		equipment	assets	property and		and share-
				equipment		based
						compensation
Cost of sales	$5,233,252	688,621	35,778	-	1,997	$4,506,856
Operating expenses
Software development	4,712,587	104,804	468	-	(2,421)	4,609,736
General and administration	1,983,666	11,537	-	-	34,277	1,937,852
Sales and marketing	658,843	8,522	-	480	4,185	645,656
Total operating expenses	$7,355,096	124,863	468	480	36,041	$7,193,244
	$12,588,348	813,484	36,246	480	38,038	$11,700,100

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

7. Property and equipment

October 1, 2013 to March 31, 2014

		Furniture
	Computer	and office	Leasehold
	equipment	equipment	improvements	Total
Cost
As at October 1, 2013	$18,262,136	$420,392	$469,507	$19,152,035
Additions	891,672	91,510	607,223	1,590,405
Disposals / write-offs	-		-	-
Currency translation adjustments	28,048	824	-	28,872
As at March 31, 2014	$19,181,856	$512,726	$1,076,730	$20,771,312

Accumulated Amortization
As at October 1, 2013	$14,126,701	$321,656	$220,730	$14,669,087
Amortization	689,947	13,752	42,437	746,136
Currency translation adjustments	24,499	7	-	24,506
As at March 31, 2014	$14,841,147	$335,415	$263,167	$15,439,729

Carrying value – October 1, 2013	$4,135,435	$98,736	$248,777	$4,482,948
Carrying value – March 31, 2014	$4,340,709	$177,311	$813,563	$5,331,583

October 1, 2012 to September 30, 2013
		Furniture
	Computer	and office	Leasehold
	equipment	equipment	improvements	Total
Cost
As at October 1, 2012	$17,159,448	$406,577	$243,962	$17,809,987
Additions	1,233,940	17,637	225,545	1,477,122
Disposals / write-offs	(141,061)	(3,800)	-	(144,861)
Currency translation adjustments	9,809	(22)	-	9,787
As at September 30, 2013	$18,262,136	$420,392	$469,507	$19,152,035

Accumulated Amortization
As at October 1, 2012	$12,657,005	$303,808	$165,819	$13,126,632
Amortization	1,583,341	21,661	54,911	1,659,913
Disposals / write-offs	(123,345)	(3,800)	-	(127,145)
Currency translation adjustments	9,700	(13)	-	9,687
As at September 30, 2013	$14,126,701	$321,656	$220,730	$14,669,087

Carrying value – October 1, 2012	$4,502,443	$102,769	$78,143	$4,683,355

Carrying value – September 30, 2013	$4,135,435	$98,736	$248,777	$4,482,948

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

8. Share capital and stock options

a) Authorized

Unlimited number of common and preferred shares without par value

As at March 31, 2014, the Company had 41,445,803 common shares issued (September 30, 2013: 34,299,471) and 41,445,803 outstanding.

b) Share capital

On December 20, 2013, the Company announced the closing of its public offering of common shares, where the Company issued 7,119,650 common shares priced at $1.05 per common share, for gross proceeds of $7,475,633.

As part of the Offering, the underwriters were granted compensation options (the “Compensation Options”) entitling the underwriters to purchase 427,179 common shares at an exercise price of $1.15, for a period of 24 months from the date of closing. The fair value of each Compensation Option is estimated on the date of grant using the Black-Scholes option pricing model using the follow inputs and included within share issuance costs:

Compensation
Description	Options

Exercise price	$1.15
Market price on date of grant	1.16
Expected forfeiture rate	0%
Expected volatility	95.73%
Risk-free interest rate	1.07%
Expected life (years)	1.98
Expected dividend yield	0%

Grant-date fair value ($ per share)	$0.59

Total share issuance costs associated with the public offering were $956,427, which included $251,138 relating to the Compensation Options, resulting in net proceeds of $6,519,206.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

c) Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (4,144,580) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements.

The following table summarizes activity under the Company’s stock option plan since September 30, 2013:

	Number of	Average
	options	exercise price
Balance, September 30, 2013 (663,878 options exercisable)	2,600,000	$0.48
Expired & Forfeited	(117,500)	0.29
Balance, March 31, 2014 (880,539 options exercisable)	2,482,500	$0.43

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. No stock options were granted between October 1, 2013 and March 31, 2014.

During the three and six months ended March, 2014, the Company recognized compensation expense on options of $32,297 (2013: $7,722) and $67,259 (2013: $42,516).

9. Segment information

The Company provides our retail partners with transaction processing and routing orders for customized digital content and all sales are made in this segment. The Company’s sales by geographical area are as follows:

	Three Months Ended		Six Months Ended
Description	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

Canada	$1,028,416	$914,109	$2,700,118	$2,275,625
United States	3,781,401	2,787,660	9,694,016	7,241,619
United Kingdom	333,941	288,936	881,875	988,627
Other	23,646	42,811	41,986	83,627

Total	$5,167,404	$4,033,516	$13,317,995	$10,589,498

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Revenue is attributed to the geographic location of the Company’s customer.

As at March 31, 2014 and September 30, 2013, the Company’s assets and liabilities by geographical location are as follows:

	Canada	United Kingdom	United States	Total
March 31, 2014

Assets
Property and equipment	$5,271,402	$2,087	$58,094	$5,331,583
Goodwill and intangible assets	$22,945	$820	$1,080,410	$1,104,175
Deferred income tax asset	$2,139,068	$-	$-	$-

Liabilities
Accounts payable and accrued liabilities	$8,695,254	$397,879	$25,892	$9,119,025
Deferred revenue	$330,235	$78,709	$6,002	$414,946
Finance lease obligation	$1,233,348	$-	$-	$1,233,348
Deferred income tax liability	$-	$-	$281,107	$281,107
Contingent consideration	$27,215	$-	$-	$27,215

September 30, 2013

Assets
Property and equipment	$4,422,337	$3,679	$56,932	$4,482,948
Goodwill and intangible assets	$-	$1,235	$1,253,696	$1,254,931
Deferred income tax asset	$2,214,519	$-	$-	$2,214,519

Liabilities
Accounts payable and accrued liabilities	$2,615,433	$400,978	$20,960	$3,037,371
Line of credit and overdraft	$1,401,070	$-	$-	$1,401,070
Deferred revenue	$480,021	$99,288	$2,922	$582,231
Finance lease obligations	$917,763	$-	$-	$917,763
Net deferred income tax liability	$-	$-	$332,354	$332,354
Contingent consideration	$343,279	$-	$-	$343,279

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

10. Revenue

	Three Months Ended		Six Months Ended
	March 31,	March 31,	March 31,	March 31,
Description	2014	2013	2014	2013

Transaction fees	$2,963,215	$2,991,870	$9,363,663	$8,378,774
Software licenses and installation fees	297,213	223,642	520,208	548,657
Membership fees	1,264,466	413,810	2,177,305	830,516
Professional fees	89,022	27,200	246,188	127,291
Archive fees	553,488	376,994	1,010,631	704,260

Total	$5,167,404	$4,033,516	$13,317,995	$10,589,498

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended		Six Months Ended
		March 31,		March 31,
Description	March 31, 2014	2013	March 31, 2014	2013

Customer A	$1,429,480	$1,112,421	$3,700,417	$2,982,215
Customer B	763,644	605,045	2,268,580	1,669,190
Customer C	2,240,947	2,042,328	5,373,044	4,399,075

11. Related Party Transactions

During the three and six months ended March 31, 2014, the Company incurred legal fees of $134,270 (2013: $113,486) and $261,542 (2013: $207,747), respectively, for services provided by McMillan LLP, a law firm of which the Corporate Secretary of the Company is a partner. Accounts payable and accrued liabilities at March 31, 2014 included $130,027 (September 30, 2013: $19,687) related to these services.

During the three and six months ended March 31, 2014, the Company incurred consulting fees of $14,782 (2013: $15,592) and $29,454 (2013: $31,005), respectively, for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at March 31, 2014 related to this company (September 30, 2013: $nil).

During the three and six months ended March 31, 2014, the Company incurred employment expenses of $10,121, (2013: $nil) and $18,701, (2013: $nil), respectively, paid to a relative of an Officer of the Company for services performed in the ordinary course of business.

During the three and six months ended March 31, 2014, the Company generated revenue of $1,065 (2013: $1,541) and $2,442 (2013: $2,917), respectively, relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at March 31, 2014 included $685 (September 30, 2013: $299) related to these services.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

All amounts charged were recorded at the amount of consideration established and agreed to by the related parties and having normal trade terms.

12. Compensation of key management

Key management includes the Company’s directors, and members of the executive team.

Compensation awarded to key management included:

	Three Months Ended		Six Months Ended
			March 31,	March 31,
Description	March 31, 2014	March 31, 2013	2014	2013

Salaries, director fees and short-term employee benefits	$400,857	$372,921	$838,188	$837,972
Share-based payments	28,638	4,612	62,038	36,171
Termination benefits	-	-	-	66,667

Total	$429,495	$377,533	$900,226	$940,810

13. Contingencies

From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

See note 17 for a discussion of the Bloom Stationers LLC (“Bloom”) settlement which occurred subsequent to March 31, 2014.

14. Finance lease liabilities

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. These leases include purchase option at the end of the lease term at nominal amounts. During the six months ended, the Company acquired $577,627 in leased equipment which is included in the gross finance lease liabilities in the table below:

	March 31, 2014	September 30, 2013

Gross finance lease liabilities– minimum lease payments	$1,292,474	$966,861
Increase in the period
Repayments
Future finance charges on finance lease liabilities	(59,126)	(49,098)
Present value of finance lease liabilities	$1,233,348	$917,763

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

15. Line of credit and overdraft

Facility	March 31, 2014	September 30, 2013
Revolving Demand Facility	$-	$1,170,000
Lease Facility	777,000	609,000
Overdraft	-	231,070
	$777,000	$2 ,010,700

The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $1,250,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company. The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. As at March 31, 2014 none of the Revolving Demand Facility was used (September 30, 2013: $1,170,000), and $777,000 (September 30, 2013: $609,000) of the Lease Facility had been utilized, resulting in an unutilized amount of $1,500,000 for the Revolving Demand Facility and an unutilized amount of $473,000 for the Lease Facility. The Lease Facility is included within the Finance Lease Obligations (short term and long term portion).

16. Supplementary cash flow information

a) Net change in non-cash working capital items

	Three Months Ended		Six Months Ended
			March 31,	March 31,
Description	March 31, 2014	March 31, 2013	2014	2013

		$
Accounts receivable	$3,359,596	1,896,092	$237,977	$970,670
Prepaid expenses and other current assets	(289,429)	(28,828)	(694,246)	74,495
Accounts payable and accrued liabilities	6,099,257	(809,207)	6,016,531	(1,010,409)
Changes in deferred revenue	(116,798)	(82,527)	(176,752)	(39,674)
Milestone bonus payments	(379,663)	-	(379,663)	-
Total	$8,672,963	$975,530	$5,003,847	$(4,918)

b) Cash and cash equivalents

		September 30,
	March 31, 2014	2013
Cash and Cash equivalents is made up of:
Cash and cash equivalents	$7,592,901	$2,425,106

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Overdraft (note 15)	-	(231,070)
	$7,592,901	$2,194,036

17. Subsequent events

a) Bloom Settlement

On May 5, 2014, the Company announced the settlement of a dispute with Bloom in which Bloom alleged certain violations of the terms of an amended and restated master development and services agreement between Bloom and the Company. The dispute was referred to arbitration on January 28, 2014.

Although the Company believes it had a strong defense to the claim, in order to pursue certain strategic initiatives determined to be in the best interests of the Company, the Company determined to settle the claim for US$5.22 million. In settling, the Company received a full and final release from Bloom from the terms of the master development and services agreement, a license to use Bloom intellectual property, and a covenant by Bloom not to sue the Company.

b) Staples Arrangement Agreement

On May 2, 2014, the Company entered into an agreement with Staples, Inc. (“Staples”) pursuant to which Staples has agreed to acquire all of the outstanding shares of PNI for CDN$1.70 per share, representing a total net equity value of approximately CDN$73.9 million.

The transaction will be implemented by way of a statutory plan of arrangement (“Arrangement”) and is subject to customary closing conditions, including approval by PNI shareholders and the approval of the Supreme Court of British Columbia. The special meeting of PNI shareholders to approve the Arrangement is expected to be held on or about July 8, 2014. The Arrangement is expected to close in PNI’s 2014 fiscal fourth quarter.

The definitive agreement for the transaction (the “Arrangement Agreement”) provides for, among other things, a non-solicitation covenant on the part of PNI, subject to customary fiduciary out provisions. The Arrangement Agreement also provides Staples with a right to match potential third party proposals received by PNI. PNI is permitted to terminate the Arrangement Agreement in certain circumstances, including to allow PNI to accept a superior proposal, subject to fulfilling certain conditions. Those conditions include the payment of customary termination fees in certain circumstances.

PNI is expected to operate independently and provide improved service for both its customers and partners by leveraging the strength of Staples, one of the world’s largest internet retailers. PNI expects to continue growing its customer base with Staples’ support while maintaining the necessary resources to consistently meet its customers’ needs.